PROFESSIONALLY MANAGED PORTFOLIOS

California Office 2020 East Financial Way Glendora, CA 91741	Wisconsin Office 615 East Michigan Street Milwaukee, WI 53202

June 4, 2014

VIA EDGAR TRANSMISSION

Ms. Kathy Churko
Division of Investment Management
United States Securities and Exchange Commission
100 “F” Street, N.E.
Washington, D.C.  20549

Re:	PROFESSIONALLY MANAGED PORTFOLIOS (the “Trust”) Securities Act Registration No: 33-12213 Investment Company Act Registration No: 811-05037

Dear Ms. Churko:

This correspondence is being filed in response to the oral comments given to Elaine Richards, President of the Trust, on May 5, 2014 regarding your review of the Trust’s most recent annual reports filed on Form N-CSR on behalf of each series of the Trust (each, a “Fund”).

For your convenience in reviewing the Trust’s responses, your comments are included in bold typeface immediately followed by the Trust’s responses.

In addition, in connection with this filing, the Trust hereby makes the following representations:

1.
The Trust acknowledges that in connection with the comments made by the Staff of the SEC, the Staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Trust and its management are solely responsible for the content of such disclosure;

2.
The Trust acknowledges that the Staff’s comments, and changes in disclosure in response to the Staff’s comments, do not foreclose the SEC or other regulatory body from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

3.
The Trust represents that neither it nor its management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as an affirmative defense in any action or proceeding by the SEC or any person.

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The Trust’s responses to your comments are as follows:

Global Comments Applicable to all Series of the Trust

1.	Staff Comment: Please provide the “Tandy” representation in your response letter.

Response:  The Trust has included the “Tandy” representation above.

Osterweis Strategic Income Fund and Osterweis Strategic Investment Fund

2.	Staff Comment: In the Form N-CSR dated March 31, 2013 filed June 10, 2013, regarding the sector allocation graph, please clarify whether the pie chart refers to sector allocation or asset allocation.

Response:  The Trust responds by clarifying going forward whether the graph depicts sector allocation or asset allocation.

Osterweis Strategic Income Fund

3.
Staff Comment:  In the Form N-CSR dated March 31, 2013 filed June 10, 2013, with respect to the fair value disclosures, please provide the appropriate “unobservable input” disclosure for any Level 3 securities.

Response:  The Trust responds by undertaking to include such disclosure as appropriate with respect to Level 3 securities in Forms N-CSR going forward.

Hodges Fund

4.
Staff Comment:  In the Form N-CSR dated March 31, 2013 filed June 10, 2013, the Staff notes that a portion of the Texas Pacific Land Trust security is considered illiquid under the Hodges Fund (See page 24 of the Annual Report, Schedule of Investments—Footnote 1); however, this is not noted under the Hodges Small Cap Fund. Please explain the discrepancy.

Response:  The Trust responds by noting that it determines a security’s liquidity on a fund by fund basis, as the Advisor to the Funds may not sell a security equally across its product offerings based on different investment objectives.  This is due to the different investment parameters unique to each Fund.  As of March 31, 2013, the Advisor to the Hodges Mutual Funds, Hodges Capital Management, Inc. (“HCM”), determined that it could liquidate the entire position of Texas Pacific Land Trust (“TPL”) in the Hodges Small Cap Fund within 5 business days, at a price approximately equal to its fair market value at March 31, 2013.  However, since the Hodges Fund held 149,659 more shares of TPL than the Hodges Small Cap Fund at March 31, 2013, HCM determined that it could not liquidate all of the TPL shares held in the Hodges Fund within 5 business days at a price approximately equal to its fair market value at March 31, 2013.  Accordingly, the position of TPL in the Hodges Fund at March 31, 2013 was noted as illiquid in the Form N-CSR filed June 10, 2013.

TCM Funds

5.
Staff Comment:  In the Form N-CSR dated September 30, 2013 filed December 6, 2013, the Staff notes that under the Statements of Assets and Liabilities, many of the payables noted on the schedule appear to have been accrued for more than one month.  Please explain why these fees are so high, describe the process for paying these fees, and disclose when these amounts were settled.

Response:  The Trust responds by explaining that with respect to the Administration Fees, Fund Accounting Fees, Custody Fees, Transfer agent fees, and Chief Compliance Officer Fees (together “Service Fees”) as of September 30, 2013, the Funds had two months of accrued expenses on the books.  Invoices for the Service Fees are typically generated approximately 30 days after the end of the month and paid within approximately 45 days of receipt.  Accordingly, the invoices for services rendered in August 2013, were not received until the end of September and were paid on October 31, 2013.  The invoices for services rendered in September 2013 were received in late October 2013 and were paid on December 10, 2013.

Jordan Opportunity Fund

6.
Staff Comment:  In the Form N-CSR dated December 31, 2013 filed March 10, 2014, with respect to the Management’s Discussion of Fund Performance, please include the statements required by Form N-1A, Item 27, Instruction (b)(7) after the performance table:  “Past performance does not predict future performance” and “The returns shown do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares.”

Response:  The Trust respectfully directs the Staff’s attention to page 7 of the Annual Report, which follows the performance table shown on page 6.  The disclosure states that “Performance data quoted represents past performance and is not predictive of future performance.”  The Trust undertakes to provide the additional required disclosure after the performance table in future shareholder reports.

7.	Staff Comment: In the Form N-CSR dated December 31, 2013 filed March 10, 2014, please include disclosure regarding the impact of derivatives in Fund performance.

Response:  The Trust responds by undertaking to provide disclosure in future shareholder reports when the use of derivatives has a material impact on Fund performance.

8.
Staff Comment:  In the Form N-CSR dated December 31, 2013 filed March 10, 2014, the Staff notes that the Statement of Assets and Liabilities includes a line item “Due to Custodian,” please explain this fee.

Response:  The Trust responds by stating that the “Due to Custodian” amount was a negative cash balance at the Custodian.  This was due to shareholder redemptions as well as an income distribution to shareholders that went ex-dividend on December 30, 2013.  This negative cash balance was settled in January 2014.

9.
Staff Comment:  With respect to the Prospectus dated April 30, 2013 filed April 26, 2013, the Staff requests verification for the 3, 5 and 10 year Expense Example numbers calculated and disclosed on page 1 of the Prospectus.  Please confirm the accuracy of the expense examples.

Response:  The Trust responds by stating that after further review of the 2013 Prospectus Expense Example calculations, it appears that the 2013 Expense Example only took into account the acquired funds fees and expenses of 0.01% in Year 1; the other periods were calculated using an expense ratio that did not include the acquired fund fees and expenses.  The Trust directs the Staff’s attention to the most recently filed Prospectus dated April 30, 2014 filed April 28, 2014, which discloses correct Expense Example numbers that properly account for the acquired funds fees and expenses for all periods.

Contravisory Funds

10.
Staff Comment:  In the Form N-CSR dated December 31, 2013 filed March 10, 2014, the Staff notes that under the Statements of Assets and Liabilities, the amount “Due from Adviser” appears to have been accrued for more than one month.  Please describe the process for reimbursement, and disclose when these amounts were settled.

Response:  The Trust responds by explaining that that the Fund’s Administrator reviews each Fund’s expense cap at each month end and requests payment from the Adviser for any reimbursement due.  Payment for the receivable as of December 31, 2013 was deposited on January 22, 2014.

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If you have any additional questions or require further information, please contact the undersigned at (626) 914-7363.

Sincerely,

/s/ Elaine E. Richards

Elaine E. Richards
President and Secretary

cc.	Domenick Pugliese, Paul Hastings LLP
Richard Wagner, Tait, Weller & Baker LLP